Filed Pursuant To Rule 433

Registration No. 333-180974

November 19, 2014

GLD 10th Anniversary

Media Coverage Report

(Coverage that includes World Gold Council spokespeople)

November 14-18, 2014

GLD Anniversary Coverage Report

Coverage of GLD and the anniversary was largely positive, with an educational focus on informing viewers and readers of what GLD is, how it came about, and how to invest in it. The gold bars were well received during broadcast interviews, and made for a nice complimentary visual.

The following unique articles/video clips from anniversary related interviews were published:

GLD Has Changed The Gold Market

Kitco News

By Allen Sykora of Kitco News

14 November 2014

http://www.kitco.com/news/2014-11-14/Gold-ETFs-Broadened-Investment-Demand-GLD-May-Have-Up-To-1-Million-Investors.html

Editor’s Note: The world’s largest gold exchange-traded fund, SPDR Gold Shares, turns 10 years old on Tuesday. This is the first of a three-part series by Kitco News on the impact of GLD and other ETFs on the gold market.

(Kitco News) - Next week is the 10-year anniversary of an event that reshaped the way many investors approach the gold market.

SPDR Gold Shares (GLD), the largest gold-backed exchange-traded fund in the world, began trading on Nov. 18, 2004.

Analysts say this and other similar ETFs brought a certain number of investors to the gold market who might not have participated otherwise. At the least, it gave them more direct and quick exposure to the price movement of gold itself.

The people who oversee GLD estimate that somewhere between 750,000 to 1 million individual investors hold positions in GLD, and they say its shares are among the most heavily traded on the U.S. equity market.

Shares of GLD trade like a stock on NYSE Arca, but are backed by metal put into vaults in London, according to the sponsors of the ETF. Shares track the price of gold itself minus a small management fee, with the trust’s website listing an expense ratio of 0.4%. The custodian is HSBC Bank USA.

“You buy it just like you would a share of IBM or any other company you would be familiar with,” said William Rhind, chief executive officer for World Gold Trust Services, which is the sponsor of GLD. He added that each GLD share represents roughly one-tenth of an ounce of gold.

GLD gives individual investors exposure to the price of gold itself. If they wanted to physically hold the metal in their homes, offices or safety-deposit boxes, they would need to turn to other products such as bars and coins.

GLD was not the world’s first gold ETF. The first began trading on the Australian stock market in March 2003. However, interest in the investment product took off in earnest when GLD began trading in New York late in 2004.

“We have good reason to believe there is somewhere in the region of 750,000 to 1 million shareholders of GLD – individual people or accounts,” Rhind said. “It’s a huge fund, and there’s a very broad population of investors who own shares in it. There is a huge spectrum of people from individual investors to the largest, most sophisticated pension funds and hedge funds in the land.”

A number of big investment names have held GLD over the years, and as of the end of the second quarter, famed hedge fund manager John Paulson still held 10.2 million shares, according to news reports citing filings with the U.S. Securities and Exchange Commission. Third-quarter filings are due shortly.

As of mid-week, the ETF held 722.67 metric tons of gold, according to data on its website. If GLD were a central bank, its holdings would be 10th on a list of all central banks and the International Monetary Fund, as compiled by the World Gold Council. At one time, GLD was sixth on the list. GLD’s holdings are also equivalent to nearly a quarter of the world’s 2013 mine output that the Gold Council estimated was at 3,018.6 tons.

“ETFs, as an asset class, have been very important is broadening the investor base quite significantly,” said Philip Newman, director of the consultancy Metals Focus. He and others cited an increase in institutional demand as well as more buying by small retail-type investors.

Prior to the ETF, some of the main ways to invest in gold included buying a physical product such as coins, which include a premium above the price of the metal, or shares of gold-mining stocks. The latter gives investors increased leverage to movements in the gold market, but there is a risk of picking the stock of a company whose shares might sputter due to some kind of supply disruption when otherwise the gold market itself is rising.

ETFs essentially offer “complete exposure directly to the price of gold” as opposed to “indirect” exposure through mining shares, said Bernard Dahdah, precious-metals analyst with Natixis. Of course, some said, this might have taken away some investment from mining stocks.

Market participants also have the option of buying futures contracts. But because market participants put up a margin, or down payment, that amounts to only a small portion of the value of a contract, there is the risk of capital being wiped out quickly if prices decline by even a few percentage points.

Gold Continuing To Get Boost From Short Covering

The rules for many managed-money funds prevent them from holding physical commodities or participating in futures markets, observers said. But they can hold a share such as GLD that simply mimics the price action of the commodity.

Jeffrey Christian, managing director of the consultancy CPM Group, said gold prices are no doubt still higher than they would be without ETFs since much metal is still held in storage to back the products.

The ETFs increased investment demand in gold, he said. However, he added, there may be a tendency among those in the market to overemphasize how much.

SPDR’s holdings as of the end of October were around 23.8 million ounces, according to the trust’s website. Total ETF holdings in the world were around 56 million ounces, Christian said.

But to put that into perspective, he said this is only around 4% of the total private inventory in the world, which his firm estimates to be 1.289 billion ounces.

However, the impact of the ETFs is more pronounced when looking at the increases that occurred during gold’s bull run, Christian said. Prior to withdrawals the last couple of years, ETF holdings were rising on average around 8 million to 10 million ounces a year. Investors overall were thought to be buying around 30 million to 41 million ounces a year.

“So what you can see is while holdings of ETFs are relatively small, ETFs in terms of annual demand when people were net buying was probably closer to 15% to 20%,” Christian said. “So they measurably added to investment demand on the way up. And they’ve added to selling on the way down. So they are more important in terms of their annual flows than they are in terms of inventories.”

Newman said, however, it’s hard quantifying precisely how much ETFs such as GLD impacted the gold price. For one thing, he said, professional investors and some institutional money likely would have come into the gold market anyway. “They have their means to do so,” Newman said. Still, the ETFs were “convenient” and especially might have been a boon for smaller investors wanting a way to enter the market in a “cost-efficient way,” he continued.

ETF Holdings Provide Daily Snapshot Of Investment Activity

There is one aspect of gold ETFs that is perhaps a positive and negative at the same time – the daily reporting of holdings and the market’s interpretation, Christian said.

Before ETFs, “the gold market has never had a daily indicator of investor demand for physical gold,” he said. That changed since major ETFs, including GLD, post their statistics on their websites on a regular basis.

“That’s a good thing and bad thing,” Christian said. “It’s a good thing because you have a daily measure. But it’s a bad thing because a lot of people… have relied on daily changes of the ETFs as an indicator of investment demand. And the reality is the ETFs represent about 15% to 20% of net investment demand. They represent a subset of investors who don’t necessarily think the same way as the other 80% or 85% of gold investors.”

As an example, Christian pointed to 2013. ETF investors sold a net 28 million ounces of gold. However, Christian said, gold investors overall were probably net buyers by some 33.3 million ounces – meaning some 61 million ounces of non-ETF buying. Further, CPM Group anticipates there might have been yet another 20 million may have been bought – taking total non-ETF investment demand last year to 80-85 million.

GLD Came At Start Of Gold Bull Run; Demand For Gold ETFs Topped Expectations

Kitco News

By Allen Sykora of Kitco News

17 November 2014

http://www.kitco.com/news/2014-11-17/GLD-Came-At-Start-Of-Gold-Bull-Run-Demand-For-Gold-ETFs-Topped-Expectations.html

Editor’s Note:The world’s largest gold exchange-traded fund, SPDR Gold Shares, turns 10 years old on Tuesday. This is the second of a three-part series by Kitco News on the impact of GLD and other ETFs on the gold market.

(Kitco News) - The launch of the world’s largest gold exchange-traded fund in 2004 couldn’t have had better timing – it was still near the early part of a bull run in gold that lasted for more than a decade.

And as a result, the interest in the product was probably more than most expected at the time. Even after heavy liquidations during the past two years as the price of gold fell, SPDR Gold Shares (GLD) holds more metal than most of the world’s central banks and an amount equal to a little more than half of a year’s worth of global mining production.

SPDR Gold Shares wasn’t the world’s first gold-backed ETF – that honor went to a small ETF launched in Australia in March 2003. However, when introduced on Nov. 18, 2004, SPDR quickly took off, spawning a slew of other gold ETFs and also copy-cat ETFs for silver, platinum group metals and even some base metals.

Shares of GLD trade like a stock on NYSE Arca, but are backed by metal put into storage, with the shares tracking the price of gold itself minus a small management fee.

In December 2012, GLD holdings were as high as 1,353.35 metric tons. Heavy liquidation occurred in 2013, with lighter liquidation so far this year, leaving holdings at 720.62 as of Friday.

Still, the current level remains more than the holdings of all but eight central banks plus the International Monetary Fund, based on data on the website of the World Gold Council.

“When you do something for the first time, nobody can predict the future,” said William Rhind, chief executive officer for World Gold Trust Services, which is the sponsor of GLD. “Nobody had a view that it would be as successful as it was. That’s the same for all of the ETFs. But gold has a unique appeal.”

Jeffrey Christian, managing director of the consultancy CPM Group, said he figured more than a decade ago that GLD and similar products would be well received. But they were embraced even more than he was expecting. CPM Group data show that holdings for all of the ETFs that the firm tracks were as high as 86.5 million ounces in December 2012.

“We had expected the ETFs to do very well,” Christian said. “We quantified that by saying we thought they could get to be like 20 to 30 million ounces. What happened is you had the financial crisis, a recession and the biggest bull market in gold. So you had a lot more people pouring a lot more money into gold than we had anticipated would happen….We had the right idea…It’s just that the gold market got to be much bigger and hotter than we expected.”

SPDR was probably especially popular since it was based in the U.S., Christian said.

“If you look at the market capitalization of equity markets on a global basis, the U.S. equity market is the big place,” he said. For instance, he said, half of the world’s funds in pensions are in the U.S.

“In addition, you have investors around the world who see the U.S. equity markets as better regulated than other markets and prefer the U.S. equity markets,” Christian said. As an example, often if the shares of a mining company are listed in both the U.S. and their home country, the volume might be greatest in the U.S.

The birth of GLD came during the early part of a long of a bull that lasted more than a decade and included the 2008 financial crisis, along with the ensuing loose monetary policy that central bankers initiated in response, analysts pointed out.

After trading just above $254 an ounce in the first half of 2001, the metal climbed to roughly $450 by the end of November 2004, the month GLD made its debut. Gold eventually raced to a record high near $1,921 in 2011.

“Before the financial crisis, investment demand for gold was around 8% of total demand for gold,” said Bernard Dahdah, precious-metals analyst with Natixis. “As the financial crisis came in, this rose to something like 22%-23% of total demand for gold. A lot of this investment demand was helped quite substantially by those new products – the physically backed ETFs, just because of their ease of use.”

Buying of gold ETFs helped push up the price during the bull run, observers said. Then, unfortunately for gold bulls, the reverse happened. Gold essentially came out of the vaults and back onto the open market as ETF investors liquidated their positions, although many an analyst has said this was eventually snapped up by Asian investors in 2013 as the global market shifted from West to East.

“Physically backed ETFs were a source of gold demand in the market prior to the end of 2012,” Dahdah said. “They were absorbing a lot of physical supply of gold. But post-2012, they’ve become a source of supply in the market. So not only has demand for gold been reduced, but we have a new supply of gold.”

Near the end of 2012, the world’s exchange-traded funds held more than 2,600 metric tons of gold, Dahdah said. As of this interview, he said outflows had reduced these holdings to around 1,600.

Still, the amount still remaining in ETFs remains significant, Dahdah added.

“Sixteen hundred tons is equivalent to roughly 50% of mined output for 2013,” Dahdah said. According to World Gold Council data, mine production last year was 3,018.6 tons. “So there is still a substantial amount held,” Dahdah added.

Analysts in general often said an exodus from ETFs added to the downdraft in gold prices over the past couple of years. But, Philip Newman, director of the consultancy Metals Focus, said it’s important to note this was not caused by the ETFs themselves.

“Liquidations of the ETFs were huge, and the gold price weakened. But that was because of investor liquidation,” Newman said. “The ETF itself did not cause that. Institutional investors would have been in the market irrespective.”

There is no hard data on the exact composition of ETF holdings. Estimates are that somewhere around 50% to 60% is institutional investors, with some 40% being intermediated (financial advisers) and smaller retail investors, Rhind said.

A certain number of participants were probably short-term traders, Christian said. There likely is also a certain amount of use of ETFs and options by commercial traders as hedging instruments, he added.

Since GLD’s debut, similar ETFs were launched for silver, platinum and palladium. Some firms have even tried them for base metals, although these have not become as popular as precious-metals ETFs. That’s in part because firms have to store much larger quantities for metals such as copper – which in the case of the London Metal Exchange trades in metric tons instead of ounces as for gold— and therefore incur greater fees relative to the cost of the commodity itself.

ETFs were also launched for other commodities such as oil and agriculture, although they rely on futures contracts rather than storage of physical commodities. Otherwise, the cost of shipment and storage becomes even more massive for say, large quantities of crude oil, and food products would have a limited storage life before they would start to rot.

“It’s a very interesting story,” Rhind said of gold ETFs. “Gold is unique in many ways. GLD is unique in many ways. It’s a story of an asset class that I still think is under-represented in people’s portfolios, but (the GLD) ETF went from being launched just 10 years ago to at its height – very briefly – the largest ETF (of any kind) in the world, including stocks.

“It still to this day is one of the most-traded stocks on the New York Stock Exchange. Assets under management are down (from the peak) because of the (lower) gold price. But gold still has a unique appeal to people. There is still a huge amount of interest in gold.”

The Fund that Reshaped the Gold Market

The Wall Street Journal

By Tatyana Shumsky

17 November 2014

http://online.wsj.com/articles/the-fund-that-reshaped-the-gold-market-1416268433?mod=WSJ_LatestHeadlines

The first U.S. exchange-traded fund to give investors a stake in gold was the fastest-growing financial product of its kind when it launched 10 years ago.

Today, SPDR Gold Trust , better known by its ticker symbol GLD, is the fastest-shrinking.

The fund’s trajectory mirrors the metal’s appeal as an investment. GLD’s holdings swelled in the wake of the financial crisis, reflecting the wave of investors seeking a haven who drove gold prices to record highs in 2011.

But GLD will mark its 10th anniversary on Tuesday in possession of about $27 billion in gold, down by $50 billion from its peak in August 2011. Gold prices are trading near four-year lows around $1,183 an ounce.

“People really did think they were making a permanent allocation [to gold], and now they permanently want out of it,” said Michael Shaoul, chairman and chief executive of Marketfield Asset Management, which oversees $14.48 billion.

Even so, many investors and analysts say the fund has transformed the precious metal from a sideshow for those who saw calamity and inflation around the corner into a mainstream investment.

The first GLD exchange-traded fund, which revolutionized investing in gold, happened 10 years ago. WSJ’s Tatyana Shumsky and Simon Constable discuss the fund’s trajectory. Photo: Getty The gold market was near a historic low point when SPDR Gold launched in 2004. Central banks were selling their holdings, with some questioning the precious metal’s role in the financial system four decades after most major economies stopped using gold to back their currencies. Arcane rules and high fees to trade and store physical gold kept many institutions and individual investors away from the market.

The World Gold Council, a group funded by mining companies, sought to revive gold demand by making it easier to buy and sell physical metal. They hit upon an ETF, still a relatively obscure investment product at that time. ETFs sell shares and use the proceeds to buy another asset, such as gold or stocks.

GLD launched on Nov. 18, 2004 under State Street Corp.’s now-defunct streetTRACKS brand, later renamed SPDR. For the price of a share— about $44 at the time, $114 today—investors can own stakes of gold bars stored in HSBC PLC’s London vaults.

Previously, many investors had to buy gold coins—often at a steep markup—or set aside large amounts of cash to bet on prices in the futures market.

Buyers poured more than $1 billion into the fund in its first three days of trading, still a record start for an ETF. The fund’s popularity was supercharged by the 2008 financial crisis. Scores of investors sought shelter from a free fall in stocks or as a place to park cash and ride out the global economic downturn. After the crisis, unprecedented stimulus by the world’s central banks stoked inflation fears, further burnishing gold’s appeal.

Gold prices quadrupled in the fund’s first seven years. By December 2012, the fund held 1,353 metric tons of gold, trailing only the governments of the U.S., Germany, Italy and France. Today, the fund holds 720 metric tons of gold.

“We made gold a household topic again because everybody could buy and sell gold,” said Stuart Thomas, who helped design the fund as managing director of World Gold Trust Services.

The prospect of rising interest rates in the U.S. and U.K., along with the global economy’s recovery from the 2008 crisis, have dulled gold’s allure. Today, the largest ETF, the SPDR S&P 500, has assets of about $198 billion, more than seven times those of GLD.

“Gold surged because fear surged, and it started to struggle when confidence started to recover,” said Jim Paulsen , chief investment officer at Wells Capital Management.

Some analysts say GLD has created a permanent source of demand for gold that wouldn’t exist otherwise, adding as much as $200 an ounce to the metal’s price. Investors now make up more than 30% of global gold demand, compared with 11% before GLD launched.

However, the days of investors pouring billions of dollars into the fund and sending prices to record highs may be over.

“Now it’s more like every other asset class in that it’s about the fundamentals of supply and demand and whether they are compelling enough for investors to want exposure,” said Suki Cooker, a precious-metals analyst with Barclays.

GLD’s Birthday: Gold ETF doesn’t have much to celebrate

By Yahoo Finance

18 November 2014

http://finance.yahoo.com/news/gld-s-brithday—gold-etf-doesn-t-have-much-to-celebrate-183028164.html

GLD was probably hopping for a glitzier 10th birthday party.

Since its launch in November 2004, the Spider Gold Trust ETF, best known by its ticker GLD, revolutionized investing in gold. Once the playground of kings and queens, GLD helped introduce trading in the yellow metal to individual investors, while bringing the liquidity and transparency many big name hedge funds wanted.

When GLD started a decade ago, it gave investors the ability to have exposure to gold in their portfolios without actually having to store bars and coins at the bank or their home. The fund, now the largest physical gold fund in the world, has roughly 1 million account holders.

William Rhind is the CEO of World Gold Trust Services which oversees GLD. He says part of the success of the fund is how it simplified investing in one of the world’s oldest and most sought after commodities.

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“GLD is gold and simply put a share of GLD is a tenth of an ounce of gold. It allows people to invest in gold just in exactly the same way as you would any other stock in the market. If you want gold in your portfolio GLD is a very simple way to do that.”

Simple, but volatile. While investors piled into GLD following the financial crisis. Its safe haven status hasn’t been paying off, as of late, with the U.S. economy improving and the strong dollar in command.

Still Rhind insists there’s a place for GLD in a diversified portfolio. “It actually decreases the volatility of the overall portfolio when added in a mix of equities and bonds.”

With the luster off gold and the precious metal trading near four year lows, GLD has seen outflows, but Rhind says he’s looking for ways to bring the next generation of investors into the market. One of which will be reaching out to groups of investors who are underweight gold, but for whom the investment makes fiscal sense. Rhind suggests endowments. pension funds and philanthropies as key untapped markets.

In addition he says the World Gold Council has plans for at least one companion fund to be released sometime later next year. “This new product will be a publicly traded ETF, and will be a companion fund to GLD, building on its heritage as an alternative investment backed by physical gold,” Rhind said in a statement.

10 Years is Golden for GLD, the World’s Largest Gold ETF

TheStreet

By Jill Malandrino

17 November 2014

http://www.thestreet.com/video/12958673/10-years-is-golden-for-gld-the-worlds-largest-gold-etf.html

Remaining Investment In Gold ETFs Thought To Be ‘Stickier’ Than Years Past

Kitco News

By Allen Sykora

18 November 2014

http://www.kitco.com/news/2014-11-18/Remaining-Investment-In-Gold-ETFs-Thought-To-Be-Stickier-Than-Years-Past.html

Editor’s Note:The world’s largest gold exchange-traded fund, SPDR Gold Shares, turns 10 years old on Tuesday. This is the third of a three-part series by Kitco News on the impact of GLD and other ETFs on the gold market.

(Kitco News) - Withdrawals from global exchange-traded funds have been blamed for accelerating the slide in gold prices during the past couple of years, but there is a notion in the marketplace that the investment now remaining in the ETFs is probably “stickier” and investors have more of a long-term view.

If so, this would suggest that worst of the liquidation should be behind.

The world’s largest gold ETF, SPDR Gold Shares (GLD), was launched exactly one decade ago – on Nov. 18, 2004. Technically, it was the world’s second gold ETF after another began trading in Australia the year before. However, GLD quickly became popular among investors during a bull run of more than a decade in gold, and a number of other gold ETFs soon were soon launched around the world, mainly in Western nations.

As a general rule, such ETFs trade like a stock but are backed by shares of gold put into storage. The shares track the price of gold, minus expenses of the fund.

Data compiled by Metals Focus put global ETF gold holdings as high as 90.6 million ounces on Dec. 31, 2012, said Philip Newman, director of the consultancy. However, these holdings fell sharply in 2013 as many investors exited their ETF positions and the decline continued in 2014, although not as dramatically as last year. As of the end of October, Newman said, holdings were 57.2 million ounces.

Observers suspect that many of those looking for nothing more than price appreciation already left gold ETFs, with many of those remaining wanting the so-called “insurance” aspect of a gold investment as protection from systematic risks.

“I think to a large extent that the people who bought for momentum purposes or as a tail-risk hedge, particularly for the financial crisis, have largely exited over the last couple of years,” said William Rhind, chief executive officer for World Gold Trust Services, which is the sponsor of GLD. “I think the majority of people left holding gold and holding GLD are people who view gold as a strategic asset and hold it for diversification purposes, or as a hedge.”

In a nutshell, the thinking is that if some cataclysmic event or downturn in the economy causes the value of equities and other so-called risk assets to tumble, gold should rise and thus offset some of the losses in other markets.

“I think they are holding it for wealth preservation,” Newman said. “They are still concerns about what’s going on in the world. They see as the U.S. finishes QE (quantitative easing), we have that ramping up in Japan.”

The European Central Bank is undertaking QE as well. Even in the U.S., where nonfarm payrolls for some time now have been increasing by more than 200,000 per month, there is still uneasiness about the low labor-market participation rate and worries about whether the economy is “really out of the woods,” Newman continued.

“So they are still looking at it (gold and gold ETFs) as an insurance policy,” Newman said. “You’re always going to have bargain hunting coming in. That’s to be expected. But I would say the bulk would be from the wealth-preservation arguments.”

Jeffrey Christian, managing director of the consultancy CPM Group, said the bulk of the selling from GLD last year and so far this year was probably from “shorter-term opportunistic” investors.

“Gold prices (once) were rising, so they were buying gold,” Christian said. “Gold prices were falling, so they’re selling their gold and getting into the stock market.

“It may well be that a substantial part of the (roughly) 23 million ounces that is remaining in GLD in fact represents longer-term investors who are looking for at it as a portfolio diversifier and an insurance policy, as opposed to capital appreciation.”

The “stickier” holdings are already reflected by the lower drawdowns so far 2014 compared to last year, he continued.

“This year through October, you only had about a 2.3 million-ounce decline in ETFs,” he said. “That’s less than 10% of what was sold last year. That tells you the bulk of the sales were probably last year and that may well indicate that a number of the investors who remain in the GLD and ETFs are longer-term ‘insurance’ holders as opposed to short-term price appreciation people.”

Bernard Dahdah, precious-metals analyst with Natixis, and Newman both said the exodus from gold ETFs likely has been heavier from institutional investors than retail ones.

“The outflow came from institutional investors who are more willing to exit and have a shorter-term view, probably, and they are more willing to exit their investments, as opposed to retail investors in gold who are just sitting on it,” Dahdah said. “Most of the outflow of 2013, we would say, was due to big institutional investors rather than the masses of retail investors.

“That’s why we don’t think we’re going to see such big outflows again, because we don’t have the same type of investors in gold ETFs like we used to have in 2013.”

This is reflected by holdings in silver ETFs, he pointed out. Silver prices have fallen with gold; however, silver ETF holdings have held up.

“It’s the absence of institutional investors in that type of physically backed ETF,” Dahdah said.

Newman said some more weakness could still be in store for gold prices, but he also anticipates the lows will be reached sometime next year, which would have implications for gold ETF investment.

“Then gradually, once investors see we have reached the low, that will encourage them to come back into the market,” Newman said. “Then ETFs will be able to take advantage of that return. That will be the point perhaps at which we’ll see ETF holdings gradually pick up again.”

Christian and Newman said the investing public now understands gold ETFs and thus they should retain a certain amount of interest into the future.

“I think the ETFs will continue to be a significant part of the market, because they do provide a lot of investors an easy way to get in and out of the market,” Christian said. “I think they are well established now.”

So far, gold ETFs are largely a phenomenon embraced by Western investors, Rhind said. “That’s also true for ETFs as a whole, not specifically gold,” Rhind said.

However, GLD is cross-listed in Mexico, Hong Kong, Singapore and Japan and has the goal of cross-listing into still more nations, Rhind said.

“The last 10 years has been a really incredible story for GLD and gold ETFs,” Rhind said. “The main focus for us is on the next 10 years in developing the gold ETF market and the gold-investment market.

“We’re excited and looking forward to prospects for how the gold market will evolve over the decade. That’s something we’re working hard on and are excited to be a part of. It’s a three-pronged approach: new products, new markets and new strategies. I think there is still a huge amount of room for growth, both domestically and internationally.”

GLD, The Revolutionary Gold ETF, Turns 10

ETF.com

By Cinthia Murphy

18 November 2014

http://www.etf.com/sections/features/23847-gld-the-revolutionary-gold-etf-turns-10.html

The SPDR Gold Trust (GLD | A-100) is turning 10 years old today, and it remains as important now as it was the day it first came to market.

Its 10-year history tells a story of a fund that democratized access to gold, and propelled commodity investing into the mainstream. GLD was the most successful ETF launch ever, gathering $1 billion in assets in less than a week. But the gold rally that it rode to glory for much of its first decade seems to be over, and competing ideas are clouding the future of this groundbreaking ETF.

Since its launch as the first physical gold ETF in 2004, more than 150 commodity ETFs have followed, and today, commodity ETFs boast more than $100 billion in combined assets. That’s a solid footprint that was nonexistent 10 years ago.

“It’s transformed the way people think about gold and investing in gold,” World Gold Trust’s CEO Will Rhind told ETF.com. “It also opened the door for investing in commodities more broadly as an asset class, which has become a key portfolio component over the last 10 years.”

As Rick Rule, founder of Sprott Global Resource Investments, puts it, “The best judgment of a product’s utility to the market is the market’s acceptance of the product, and the market’s acceptance of GLD is extraordinary.”

Indeed, GLD was the first physical gold ETF. It’s the biggest and it’s astonishingly liquid, trading about $825 million on average every single day, with a penny-wide spread.

But GLD, which briefly was the biggest ETF in the world, is now barely clinging to the No. 8 spot in ETF.com’s ranking of the Biggest ETFs. For a very brief stint in August 2011, the fund actually managed to outrank the SPDR S&P 500 ETF (SPY | A-98) as the biggest ETF in the world. It had more than $76 billion in assets at the time, almost three times the $26.7 billion it has now.

Behind the redemptions that have been going on for months is improving investor sentiment when it comes to the U.S. economy, the stock market and prospects for growth going forward. Gold is largely seen as a safe-haven asset for stormy weather, so it’s unsurprising that it fell out of favor once in a quantitative-easing-fueled recovery that has pushed asset prices to record levels.

That could be about to change, as gold prices hover at what many see as the notional cost of production; namely, about $1,200 an ounce.

“Investors are already starting to look at GLD and the gold market as a market that’s returning to fundamentals,” Rhind said. “Post-financial crisis, a lot of investors bought gold as a tail-risk hedge against market collapse, which never transpired in the way investors were expecting.”

“As that money came out, the investors who have remained in GLD are much more strategic in nature, and see gold as a strategic component in a diversified portfolio, which is very different from a tactical play,” added Rhind.

GLD First Step

GLD has remained the largest and most liquid gold ETF throughout its 10-year history, but it is navigating now in an increasingly competitive turf, and one that should continue to grow with so-called next-generation gold funds that look to improve investor access, tax treatments, redeem-for-gold features, etc.

Funds such as the Merk Gold Trust (OUNZ), which came to market earlier this year, epitomize the evolving nature of gold investing thanks to its unprecedented redeem-for-gold features to even the smallest of investors—for a fee. GLD’s structure only allows redemption for metal for large order sizes of at least 100,000 shares, which equates to millions of dollars.

The World Gold Council, too, is already spearheading a new wave of product development that should, again, change the way investors access gold, Rhind told ETF.com.

Gold ETFs have removed a lot of friction in the marketplace, and created efficiencies in the market because of their liquidity and economies of scale, ultimately lowering prices for investors, Rhind notes. But there’s plenty of room to innovate, even if details of such innovation in the works are still off limits due to regulatory scrutiny, he says.

“GLD is the category leader, but we are embarking on building the next generation of gold products at the World Gold Council, not to replace GLD but to complement GLD, and give people additional ways to invest in gold,” Rhind explained. “We are committed to expanding the category over the next 10 years.”

The ETF That Glitters: An Interview with William Rhind, CEO of World Gold Trust Services

John Lothian News

By Sarah Rudolph

18 November 2014

http://www.johnlothiannews.com/2014/11/etf-glitters-interview-william-rhind-ceo-world-gold-trust-services/#.VGvpWPTF9H0

Today, November 18, is the 10-year anniversary of the launch of the SPDR Gold Shares ETF (“GLD”), the first physically-backed gold ETF to launch in the US. The ETF was an instant success, gathering $1 billion in the first three days of trading. It became the largest ETF in the world for one day in 2013, and it is currently the largest gold ETF and the largest physical gold fund.

We spoke with Will Rhind, the new CEO of World Gold Trust Services, a subsidiary of the World Gold Council, on the anniversary of the launch and what is ahead for GLD and for WGTS. World Gold Trust sponsors the GLD, whose shares are traded on the New York Stock Exchange, as well as on exchanges in Singapore, Tokyo, Hong Kong and Mexico.

Q: I read an article recently that said the SPDR Gold Shares ETF is not really an ETF – that it is a grantor trust. Is that true?

A: It is an ETF. Officially it’s a grantor trust, but that’s just the legal structure. ETF is the generic term that describes an open ended fund that can be redeemed in kind and is listed on a stock exchange. That applies to any fund regardless of whether it is part of the 43 Act or the 33 Act.

Q: Who invests in the GLD and why do they invest in it rather than owning or speculating in gold some other way?

A: Because of its size it has a huge number of underlying investments – about 750,000 to a million investors. That spans a huge spectrum from individual investors to the largest sophisticated hedge funds and institutions.

SPONSOR JLN g

GLD is really physical gold in equity form. Enabling you to hold gold in your portfolio is the key benefit and the reason it’s so popular. Before it came along people could buy coins and physical bars, but there are costs associated with those, and you must store them yourself. It’s not easy to buy and sell physical gold. So the ETF has efficiencies and reduces transaction costs.

People also invest in gold through the futures markets, which gives you pure exposure to the price. But most investors don’t actively engage in the futures market. Owning GLD is no different to owning shares of IBM or another company. Its a very easy thing to do.

Q: Can the GLD be converted to physical gold?

A: Converting to physical gold is not really what it’s designed for. It’s not for individual investors to take delivery of physical gold. It was built to provide efficiencies for investors, primarily large institutions. The way it works is you can only create or redeem blocks of 100,000 shares or more. That lends the ETF only to institutional investors.

Q: GLD has outperformed the S&P 500 Index, but has a higher tax rate than stock or bond ETFs. Is the higher tax rate insignificant?

A: Precious metals are subject to a “collectible tax” meaning that if you own shares for one year or more you pay the collectible tax rate, which is higher than the capital gains rate. For periods shorter than a year you pay the same rate as any other stock or bond.

Q: I read two stories that appeared to possibly contradict each other. One said that the GLD holds less than 1 percent of the gold in the world, the other said that it holds more metal than most of the world’s central banks (all but eight). Are both of these true?

A: For the second question, the GLD holds roughly $27 billion. It does own as much as or more gold than many of the world’s central banks. The first question is a question of pure tonnage. The number of tons of gold in the GLD is about 1 percent of all the gold in existence (all the gold that has ever been mined).

Q: What are the challenges you face in your CEO role over the next few years as far as promoting and maintaining the GLD?

A: One of my main tasks is to create the next generation of gold products and GLD strategy for the next 10 years. There are three major prongs in this strategy: one, design new products to capture the imagination of the next generation of gold investors; two, expand into new sectors or segments of existing markets as well as international markets; and three, ramp up our research capabilities to broaden our message for why people should invest in GLD.

Q: What sectors are you trying to appeal to?

A: In the US, we’ll be actively engaging with the institutional market – pensions, endowments — we plan to engage with them a lot more actively over the next few years.

Q: What about other regions?

A: GLD is cross listed into Mexico, Hong Kong, Singapore, and Japan. We’re looking to expand our presence in those markets and to develop other new markets for gold as well.

Q: Any plans to get into mainland China?

A: Well, we are in Hong Kong, and China is a big focus for the World Gold Council and a hugely important market for gold, so we would certainly look to explore opportunities with key partners in China.

Q: What does the WGC do to educate people about the SPDR Gold Trust ETF and/or to promote it to people who may not be “gold bugs”?

A: The main message we try to give investors is that gold can be thought of as a strategic holding in an invest portfolio. Everyone should own between 2 and 10 percent in a diversified portfolio.

Q: According to a recent Bloomberg story, assets held by the GLD are down to $27 billion from $76.7 billion 3 years ago – attributed to low inflation, a stronger dollar and the stock market rally. Do you agree that those factors are affecting the GLD’s assets and if so, do you expect a change in the coming years?

A: When GLD launched it was actually in circumstances that in some respects were not hugely different from today’s. It was the beginning of a 10-year bull market, but at the time GLD launched it was the bottom of a previous bear market cycle for gold, when gold was at about $250 an ounce.

It was on the back of the bust in the equity market and the tech bubble, and then there was a recession afterwards. So you could argue that the launch was not into a strong gold market but was sewing the seeds of what would become a bull market.

In comparison to now, gold prices have declined over the last couple of years and the whole commodity market has declined also. What’s happened in gold in the last two years is that we’ve seen a lot of gold exit the ETFs on the back of investors re-allocating capital from gold into equities as the equity market climbs to all time highs. At same time we’ve seen that gold exit the ETF and move across the world into the hands of consumers in Asia, India and China as they look to take advantage of lower prices in buying gold.

Putin hoarding gold

CNBC Closing Bell

By Kelly Evans and Bill Griffeth

18 November 2014

http://finance.yahoo.com/video/putin-hoarding-gold-204100574.html

Should investors continue to own gold in their portfolio?

Fox Business

By Nicole Petallides

18 November 2014

http://video.foxbusiness.com/v/3897818123001/should-investors-continue-to-own-gold-in-their-portfolio/#sp=show-clips

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.